First Defiance Financial Corp.

September 15, 2009

Mr. William Friar, Senior Financial Analyst

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	First Defiance Financial Corporation (“First Defiance”) File No. 0-26850

Dear Mr. Friar:

The following information is provided in response to your comment letter dated August 27, 2009, pertaining to Form 10-K for the year ended December 31, 2008. To assist your review, we have retyped the text of the Staff’s comment and provided our response below each comment.

Business, page 3

1.	Please revise in future filings to describe economic conditions in your market area including unemployment, average income, bankruptcies and the like, particularly as it impacts your significant commercial lending operations.

Response:	We will revise future filings to provide more explanation concerning the economic conditions in our market area and their impact on our commercial lending operations.

Management’s Discussion and Analysis page 33

2.	We note the continuous decline in the ratio of the allowance for loan losses to total non-performing loans at end of year as disclosed on page 14 and in the Form 10-Q for June 30, 2009. Please revise future filings to explain this trend.

Response:	We will revise future filings to include an explanation of any trends in the ratio of the allowance for loan losses to total non-performing loans.

Note 7 Loans Receivable page 78

3.

We note disclosure of your individually impaired loans and related disclosures required by paragraph 20 of SFAS 114. Please provide us with these disclosures as of March 31, 2009 and June 30, 2009 and revise your future filings beginning with your next Form 10-Q to provide these disclosures as they are meaningful to a reader of your financial statements. Although we note disclosures about your collateral dependent impaired loans in interim filings, it is not apparent whether these comprise all of your impaired loans. As a related matter, please also provide a detailed understanding of the composition of and related provisioning and charge-offs relating to your impaired loans.

Response:	We will revise future filings beginning with our next Form 10-Q to include disclosure of our individually impaired loans and related disclosures required by paragraph 20 of SFAS 114. We will also clarify in future filings whether the collateral dependent impaired loans described comprise all of our impaired loans.

Impaired loans were as follows as of March 31, 2009 (in thousands):

Period-end impaired loans with no allowance for loan losses allocated	$6,472
Period-end impaired loans with allowance for loan losses allocated	21,565

Total	$28,037
Amount of the allowance allocated to impaired loans	$6,330

Three Months Ended March 31, 2009
(in thousands)
Average of impaired loans during the period	$27,792
Interest income recognized during the period	182
Cash-basis interest income recognized	149

Impaired loans were as follows as of June 30, 2009 (in thousands):

Period-end impaired loans with no allowance for loan losses allocated	$14,854
Period-end impaired loans with allowance for loan losses allocated	21,173

Total	$36,027
Amount of the allowance allocated to impaired loans	$5,819

	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009
	(in thousands)
Average of impaired loans during the period	$32,032	$30,536
Interest income recognized during the period	148	330
Cash-basis interest income recognized	131	280

Signatures page 108

4.	Please note that the person serving in the capacity of controller or principal accounting officer must be identified. Revise future filings to identify who is signing your reports in the required capacities. See the signature instruction to Form 10-K.

Response:	The person who has signed our reports as Chief Financial Officer or Interim Chief Financial Officer is also our principal accounting officer, and we will specify that in future filings.

Form 10-Q filed August 10, 2009

Consolidated Condensed Statements of Cash Flows page 6

5.	We note that you do not provide a detailed presentation of your operating cash flows. Please revise your future filings beginning with your next Form 10-Q to fully comply with the disclosure requirements of SFAS 95 or tell us how your current presentation is meaningful to readers of your financial statements.

Response:	We will revise future filings beginning with our next 10-Q to include a detailed presentation of operating cash flows.

Note 9 Investment Securities page 24

6.	We note disclosure on page 27 as it relates to your use of an independent third party to value and review for impairment your investments in trust preferred collateralized debt obligations. For your two most significant trust preferred collateralized debt obligations as of June 30, 2009, please provide us your calculation of the present value of cash flows expected to be collected. Please confirm that you use the same methodology for all of your trust preferred securities. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-2 and FAS 124-2 and related guidance. For each of these trust preferred collateralized debt obligation, please address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

•	Tell us the discount rate used and how you determined it; and

•

Tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter, your estimate of future deferrals and defaults and compare your estimate to the actual amounts experienced to date, how you treat deferrals (eg –do you treat deferrals the same as defaults), and the recovery rate used and how you determined it.

Response:	Below is the requested information on the TPREF Funding II (“TPREF”) and Alesco VIII (“Alesco”), the Company’s two most significant trust preferred collateralized debt obligations (“CDO”) as of June 30, 2009.

Trust Preferred CDOs Discount Rate Methodology

We use market-based yield indicators as a baseline for determining appropriate discount rates, and then adjust the resulting discount rates on the basis of our credit and structural analysis of specific CDO instruments. The primary focus is on the returns a fixed income investor would require in order to allocate capital on a risk adjusted basis. Due to the fact that there is currently no active market for trust preferred CDOs, however, we look principally to market yields for stand-alone trust preferred securities issued by banks, thrifts and insurance companies for which there is an active and liquid market. The next step is to make a series of adjustments to reflect the differences that nevertheless exist between these products (both credit and structural) and, most importantly, to reflect idiosyncratic credit performance differences (both actual and projected) between these products and the underlying collateral in the specific CDOs. Importantly, as part of the analysis described above we consider the fact that structured instruments frequently exhibit leverage not present in stand-alone instruments, and make adjustments as necessary to reflect this additional risk.

Fundamental to this evaluation is an assessment of the likelihood of CDO coverage test failures that would have the effect of diverting cash flow away from the relevant CDO bond for some period of time. Generally speaking, we adjust indicative credit spreads upwards in the case of CDOs that have relatively weaker collateral and/or less cushion with respect to overcollateralization and interest coverage test ratios and downwards if the reverse is true. This aspect of our discount rate methodology is important because there is frequently a great difference in the risks present in CDO instruments that are otherwise very similar (i.e. CDOs with the same basic type of collateral, the same manager, the same vintage, etc., may exhibit vastly different performance characteristics). With respect to this last point, we note that given today’s credit environment, characterized by high default and deferral rates, it is typically the case that deal-specific credit performance (determined on the basis of the credit characteristics of remaining collateral) is the best indicator of what a willing market participant would pay for an instrument.

The Company uses the same methodology for all of its CDOs and believes its valuation methodology is appropriate for all of its CDOs in accordance with FSP FAS 115-2 and FAS 124-2 as well as other related guidance.

The default and recovery probabilities for each piece of collateral were formed based on the evaluation of the collateral credit and a review of historical industry default data and current/near-term operating conditions. For collateral that has already defaulted, we assumed a recovery of 10% of par for banks, thrifts or other depository institutions, and 15% for insurance companies. Although there is a possibility that the deferring collateral will become current at some point in the future, we have conservatively assumed that it will continue to defer and gradually will default. For TPREF, we see the potential for defaults in the coming year of approximately 9.0% of total collateral (excluding existing defaults), followed by defaults in year two and three totaling approximately 3.6% and 0.6% respectively. For Alesco, we see the potential for defaults in the coming year of approximately 4.3% of total collateral (excluding existing defaults), followed by defaults in year two and three of approximately 2.5% and 0.8% respectively. For both TPREF and Alesco, we expect defaults to level off at levels more typical of historical norms, especially since there will be some degree of “positive selection” resulting from the fact that the weaker credits will, by definition, be more likely to default, leaving stronger credits in the CDO. The Company feels after consulting with a third party consultant, these assumptions disclosed above are reasonable.

The Company felt the appropriate discount rate should be close to the risk free rate of return. For TPREF Funding II, we used a discount rate of LIBOR + 13% for our cash flow analysis. Using this discount rate, the present value of cash flows for TPREF Funding II was $64,101,053. For Alesco VIII, we used a discount rate of LIBOR + 16% for our cash flow analysis. Using this discount, the present value of cash flows for Alesco VIII was $920,404. The discount rates we chose are comparable to spreads observed currently in the market for similar rated CDO instruments.

Current Default/Deferral Experience By Quarter

	4th Quarter 2007	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008	4th Quarter 2008	1st Quarter 2009	2nd Quarter 2009	Total
	(in thousands)
TPREF	$—	$5,000	$4,000	$10,000	$6,000	$7,000	$33,000	$65,000
Alesco	$15,000	$20,000	$20,000	$6,000	$6,900	$57,500	$20,000	$145,400

7.	We also note your tabular presentation on page 28 detailing the eight securities for which you have recorded other-than-temporary impairment. Considering the significant judgment required to determine if a security is other-than-temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings beginning with your next Form 10-Q to provide the following for each trust preferred collateralized debt obligation: single-issuer or pooled, class(senior or mezzanine), book value, fair value, unrealized gain/loss, realized losses, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumptions on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Please provide us with this information as of June 30, 2009 in a tabular presentation. Additionally, please clearly disclose in future filings how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Response:	We will revise future filings beginning with our next 10-Q to provide the information requested, utilizing the table below. We will disclose in future filings the method for calculating excess subordination and discuss what the excess subordination percentage signifies. All of the Company’s trust preferred securities are pooled securities.

The following table provides additional information related to our trust preferred securities as of June 30, 2009 (dollars in thousands):

Deal	Class	Book Value	Fair Value	Unrealized Loss	Realized Losses YTD	Lowest Rating	Current Number of Banks and Insurance Companies	Actual Deferrals and Defaults as a % of Current Collateral	Expected Deferrals and Defaults as a % of Remaining Performing Collateral	Excess Subordination as a % of Current Performing Collateral
Preferred Term VI	Mezz	$243	$163	$(80)	$15	Caa1	5	54.49%	0.75%	—%

TPREF Funding II	B	870	327	(543)	124	Caa3	25	18.79%	24.60%	—

Alesco VIII	D-1	163	51	(112)	837	Ca	54	23.00%	21.87%	—

Alesco Preferred Funding XVI	C	306	76	(230)	109	Ca	41	22.00%	21.18%	—

Alesco Preferred Term Sec XVII	C-1	957	166	(791)	43	Ca	37	18.22%	22.62%	—

I-Preferred Term Sec I	B-1	1,000	452	(548)	—	A-	16	16.59%	17.31%	26.06%

Dekania II CDO	C-1	989	430	(559)	—	BB+	38	—	16.28%	27.87%

Alesco Preferred Funding XII	C-1	856	291	(565)	—	Ca	74	17.43%	19.19%	3.47%

Preferred Term Sec XXVII	C-1	952	205	(747)	—	Ca	41	13.89%	20.66%	5.36%

Trapeza CDO I*	D	0	0	—	369	Ca	—	—	—	—

Alesco Preferred Funding VIII*	D-1	0	0	—	25	Not Rated	—	—	—	—

Alesco Preferred Funding IX*	I/O	0	0	—	25	Not Rated	—	—	—	—

Total		$6,336	$2,161	$(4,175)	$1,547

*	These securities have been written down to a book value of zero and have no underlying collateral support.

Item 2	Management’s Discussion and Analysis of Financial Condition and Results of Operation

Provision for Loan Losses page 39

8.

We note your disclosure that the period over period increase to the provision for loan loss was primarily due to the deterioration of a number of large credits in the commercial portfolio as well as increased reserves on loans with existing reserves based upon declining collateral values. Please revise your future filings to provide enhanced disclosures which would bridge the gap between the changes in your credit quality (e.g. provision for loan loss) for each period and how this is reflected in your financial statements. Include quantification of the number of loans and related balances, the type of loans (e.g. commercial real estate, commercial, etc.) and any other relevant information which clearly explains the reason for the change in credit quality during the period and how these amounts were determined. Please separately discuss significant credits so that a reader of your financial statements can understand the reasons for the movements in your credit quality. Please provide us with your proposed disclosure as of June 30, 2009.

Response:	Below are our proposed tables and supplemental discussion regarding the provision for loan loss as of June 30, 2009. We will revise future filings to include this information.

The following table discloses charge-offs, recoveries and provision expense for the quarter ended June 30, 2009 by loan category ($ in thousands).

Quarter Ended June 30, 2009	Commercial Real Estate	Commercial	Consumer	Residential	Home Equity and improvement	Total
Allowance for individually evaluated impaired
Beginning Specific Allocations	$6,263	$2,327	$58	$2,041	$742	$11,431
Charge-Offs	(1,675)	(879)	(1)	(106)	(86)	(2,747)
Recoveries	4	29	—	—	—	33
Provisions	901	728	6	122	132	1,889

Ending Specific Allocations	$5,493	$2,205	$63	$2,057	$788	$10,606

Allowance for collectively evaluated impaired
Beginning General Allocations	$7,276	$3,286	$623	$2,036	$1,042	$14,263
Charge-Offs	(391)	(71)	(82)	(399)	(215)	(1,158)
Recoveries	5	9	32	4	3	53
Provisions	304	610	35	620	507	2,076

Ending General Allocations	$7,194	$3,834	$608	$2,261	$1,337	$15,234

Representative discussion to be included in future filings.

The following table details net charge-offs and nonaccrual loans by loan type. For the three months ended and as of June 30, 2009, commercial real estate, which represented 47.4% of total loans, accounted for 53.9% of net charge-offs and 72.3% of nonaccrual loans, and commercial loans, which represented 24.0% of total loans, accounted for 23.9% of net charge-offs and 10.1% of nonaccrual loans. For the three months ended and as of March 31, 2009, commercial real estate, which represented 47.7% of total loans, accounted for 36.3% of net charge-offs and 62.6% of nonaccrual loans, and commercial loans, which represented 21.9% of total loans, accounted for 40.7% of net charge-offs and 13.6% of nonaccrual loans.

	For the Three Months Ended June 30, 2009		As of June 30, 2009
	Net Charge-offs	% of Total Net Charge-offs	Nonaccrual Loans	% of Total Non- Accrual Loans
	(in thousands)		(in thousands)
One to four family residential real estate	$501	13.12%	$5,541	15.60%
Construction	—	0.00%	60	0.17%
Commercial real estate	2,057	53.86%	25,672	72.26%
Commercial	912	23.88%	3,589	10.10%
Consumer finance	51	1.34%	39	0.11%
Home equity and improvement	298	7.80%	627	1.76%

Total loans, net on unearned income	$3,819	100.00%	$35,528	100.00%

	For the Three Months Ended March 31, 2009		As of March 31, 2009
	Net Charge-offs	% of Total Net Charge-offs	Nonaccrual Loans	% of Total Non- Accrual Loans
	(in thousands)		(in thousands)
One to four family residential real estate	$143	8.70%	$6,167	20.93%
Construction	—	0.00%	125	0.42%
Commercial real estate	596	36.25%	18,450	62.60%
Commercial	669	40.69%	4,008	13.60%
Consumer finance	106	6.45%	57	0.19%
Home equity and improvement	130	7.91%	666	2.26%

Total loans, net on unearned income	$1,644	100.00%	$29,473	100.00%

Significant provision for loan loss activity was relevant in the second quarter of 2009 for the following credits:

•

A relationship totaling $1.02 million in loans secured by manufactured and mobile homes. These loans were originated in March of 2005 in the lower region of Michigan. These loans were part of a March 2008 acquisition of Pavilion Bancorp and were brought over as impaired loans. In the second quarter of 2009, a $500,000 specific reserve has been allocated to the allowance for this credit.

•

A $1.40 million hotel loan originated in January of 2003. This loan faces tax liens and is on non-accrual. In the second quarter of 2009, a $350,000 specific reserve has been allocated to the allowance for this credit.

•

A relationship of 15 loans to one borrower totaling $1.01 million secured by single-family non owner-occupied residential homes. These loans were originated between June 1999 and October 2007 and are all past due and on non-accrual. Due to past due status and rising vacancies, during the second quarter of 2009, a $255,000 specific reserve has been allocated to the allowance for this credit.

•

A relationship of 6 loans to one borrower totaling $1.11 million secured by investment properties in northwest Ohio and in Florida. These loans were originated between December 2003 and July 2008. Due to the falling real estate market, the loans are under collateralized and, during the second quarter of 2009, a $200,000 specific reserve has been allocated to the allowance for this credit.

•

A relationship totaling $1.40 million in loans secured by car washes, which were originated in late 2003. These loans have become delinquent and have inadequate cash flows, and therefore, during the second quarter of 2009, a $196,800 specific reserve has been allocated to the allowance for this credit.

•

A $600,000 commercial real estate loan originated in April 2004. This loan is a real estate holding company leased by a related party who is unable to make lease payments. In the second quarter of 2009, a $150,000 specific reserve has been allocated to the allowance for this credit.

Credit Quality Profile

The following table discloses period end balances as of June 30, 2009, March 31, 2009 and December 31, 2008.

(dollars in thousands)	Total Balance	Current	30 to 89 days past due	Non Accrual Loans	Troubled Debt Restructuring	> 90 Days Past Due %	> 30 Days Past Due %
June 30, 2009
One to four family residential real estate	$238,000	$223,846	$5,594	$5,541	$3,019	2.29%	4.64%
Construction	44,670	44,416	194	60	—	0.13%	0.57%
Commercial real estate	768,636	727,983	13,212	25,672	1,769	3.16%	4.95%
Commercial	382,434	375,007	3,781	3,589	57	0.77%	1.77%
Consumer finance	38,074	37,595	440	39	—	0.10%	1.26%
Home equity and improvement	151,213	147,975	2,611	627	—	0.41%	2.14%

Total loans	$1,623,027	$1,556,822	$25,832	$35,528	$4,845	2.06%	3.69%

Total Number of Loans	23,106	22,554	333	219	32

March 31, 2009
One to four family residential real estate	$241,119	$229,418	$4,201	$6,167	$1,333	2.56%	4.30%
Construction	50,534	50,112	297	125	—	0.25%	0.84%
Commercial real estate	764,841	728,777	13,140	18,450	4,474	2.41%	4.13%
Commercial	350,070	341,582	3,111	4,008	1,369	1.14%	2.03%
Consumer finance	38,676	38,318	301	57	—	0.15%	0.93%
Home equity and improvement	156,668	153,206	2,796	666	23	0.43%	2.21%

Total loans	$1,601,908	$1,541,413	$23,846	$29,473	$7,199	1.84%	3.33%

Total Number of Loans	23,725	23,242	280	203	26

December 31, 2008
One to four family residential real estate	$251,807	$241,446	$4,676	$4,584	$1,101	1.82%	3.68%
Construction	72,938	72,814	52	72	—	0.10%	0.17%
Commercial real estate	755,740	728,150	5,406	19,979	2,205	2.64%	3.36%
Commercial	356,574	349,078	1,671	2,881	2,944	0.81%	1.28%
Consumer finance	41,012	40,428	515	69	—	0.17%	1.42%
Home equity and improvement	161,106	155,650	5,024	432	—	0.27%	3.39%

Total loans	$1,639,177	$1,587,566	$17,344	$28,017	$6,250	1.71%	2.77%

Total Number of Loans	24,354	23,750	402	202	17

Key Asset Quality Ratio Trends

	2nd Qtr 2009	1st Qtr 2009	4th Qtr 2008	3rd Qtr 2008	2nd Qtr 2008
Allowance for loan losses / loans	1.60%	1.62%	1.52%	1.47%	1.30%
Allowance for loan losses / non-performing assets	52.80%	57.73%	59.59%	77.35%	98.53%
Allowance for loan losses / non-performing loans	64.00%	70.06%	71.77%	91.82%	116.08%
Non-performing assets / loans plus REO	3.02%	2.79%	2.54%	1.89%	1.32%
Non-performing assets / total assets	2.42%	2.21%	2.11%	1.57%	1.08%
Net charge-offs / average loans (annualized)	0.96%	0.41%	0.67%	0.56%	0.21%

By this letter, First Defiance acknowledges that:

(1) it is responsible for the adequacy and accuracy of the disclosures in the filing: (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and (3) First Defiance may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our response or the information provided I can be reached at 419-785-2210.

Sincerely,

/s/ Donald P. Hileman
Donald P. Hileman
Chief Financial Officer